November 9, 2023

VIA EDGAR

Stacie Gorman

Jeffrey Gabor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shimmick Corporation
Acceleration Request for Shimmick Corporation
Registration Statement on Form S-1
File No. 333-274870

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Roth Capital Partners, LLC, as representative of the several underwriters, hereby joins the request of Shimmick Corporation (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Eastern Time, on November 13, 2023, or as soon as possible thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that, as of the date hereof, approximately 460 copies of the prospectus dated November 3, 2023 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others. We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	President & Head of Investment Banking

[Signature Page to Underwriters Acceleration Request]